UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Hawk Corporation

(Name of Subject Company)

HC Corporation

(Offeror)

a wholly owned subsidiary of

Carlisle Companies Incorporated

(Parent of Offeror)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

(including the associated preferred share purchase rights)

420089104

(CUSIP Number of Class of Securities)

Steven J. Ford
Vice President, Chief Financial Officer, and General Counsel
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place
Charlotte, North Carolina 28277
(704) 501-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒                                  third-party tender offer subject to Rule 14d-1.
☐                                    issuer tender offer subject to Rule 13e-4.
☐                                    going-private transaction subject to Rule 13e-3.
☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 1, 2010  (the “Schedule TO”), by (i) HC Corporation, a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Hawk Corporation, a Delaware corporation (“Hawk”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”).

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

All information in the Schedule TO is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.  This Amendment No. 4 is being filed to reflect certain updates as reflected below.

The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.  All page references in this Amendment No. 4 refer to the Offer to Purchase.

Items 1,4 and 11.  Summary Term Sheet; Terms of the Transaction; and Additional Information

Items 1, 4 and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer expired as of 12:00 midnight, New York City time, at the end of the day on Tuesday, November 30, 2010. Based on a preliminary count by the Depositary, a total of 7,321,448 Shares, including 312,450 Shares tendered under guaranteed delivery procedures, representing approximately 94% of all outstanding Shares, were validly tendered and not withdrawn in the Offer.  As of the Expiration Time, Hawk had 7,759,063 outstanding Shares.  All Shares that were validly tendered and not withdrawn have been accepted for payment by the Purchaser in accordance with the terms of the Offer and applicable law.  Purchaser will promptly pay for such Shares at the Offer Price.

The notice of guaranteed delivery period will end at 5:00 p.m., New York City time, on December 3, 2010.

Parent, through the Purchaser, will acquire all of the remaining outstanding Shares by means of the Merger under Delaware law.  In the Merger, each outstanding Share (other than Shares to which the holder has properly exercised appraisal rights) will be converted into the right to receive $50.00 net to the seller in cash, without interest, less any applicable withholding taxes. As a result of the completion of the Merger, Hawk’s Class A common stock will cease trading on the NYSE Amex.  Parent expects that the Merger will be implemented on an expedited basis pursuant to the short form merger procedure available under Delaware law.  As a result of the Merger, Hawk will become a wholly owned subsidiary of Parent.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(K)	Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, dated December 1, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HC Corporation

	By:	/s/ Michael Roberson
		Name:	Michael Roberson
		Title:	Secretary

Dated: December 1, 2010

Carlisle Companies Incorporated

	By:	/s/ Steven J. Ford
		Name:	Steven J. Ford
		Title:	Vice President, Chief Financial Officer,
and General Counsel

Dated: December 1, 2010

Exhibit Index

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated November 1, 2010*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on November 1, 2010*

(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan*

(a)(5)(A)

Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, issued October 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(a)(5)(B)

Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(a)(5)(C)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010)

(a)(5)(D)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)

(a)(5)(E)	Transcript of Conference Call, held on October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)

(a)(5)(F)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware*

(a)(5)(G)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware*

(a)(5)(H)	Consolidated Complaint filed by Timothy B. Hardy and Patrick Sweeney, on behalf of themselves and all others similarly situated, on November 9, 2010*

(a)(5)(I)	Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, dated November 23, 2010*

(a)(5)(J)	Memorandum of Understanding, dated November 23, 2010*

(a)(5)(K)	Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, dated December 1, 2010†

(b)(1)

Second Amended and Restated Credit Agreement, dated as of July 12, 2007, among Carlisle Companies Incorporated, Carlisle Management Company, JPMorgan Chase Bank, N.A., as Administrative Agent and the Banks listed therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on July 17, 2007)

(d)(1)

Agreement and Plan of Merger, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Hawk Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(d)(2)

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Ronald E. Weinberg (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

Exhibit	Description

(d)(3)

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Norman C. Harbert (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(d)(4)

Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, HC Corporation and Byron S. Krantz (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(d)(5)	Confidentiality Agreement, dated as of July 30, 2010, between Carlisle Companies Incorporated and Hawk Corporation*

(d)(6)	Exclusivity Agreement, dated as of October 7, 2010, between Carlisle Companies Incorporated and Hawk Corporation*

*  Previously filed with the Schedule TO.

†  Filed herewith.